

Mail Stop 4631

June 7, 2017

<u>Via E-Mail</u>
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 24, 2017**
> **File No. 0-55235**

Dear Mr. O'Dowd:

We reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Letter to Shareholders</u>

1. Refer to comment 1 in our May 22, 2017 letter. The statement "Our Board of Directors believes that an affirmative vote for the Increased Capital Proposal…" in the third paragraph is inconsistent with the statement that proposals 1 and 2 are each separately referred to as a "Increased Capital Proposal" in the second paragraph. Please reconcile the statements. We note, for example, the reference to each increased capital proposal under "How will my shares be voted if I do not specify a choice with respect to each proposal?"

Mr. Charles O'Dowd
ABCO Energy, Inc.
June 7, 2017
Page 2

How will my shares be voted if I do not provide my proxy?, page 6

2. Refer to comment 2 in our May 22, 2017 letter. Revise the second sentence in the fourth paragraph to make clear that you are referring to proposals 2 and 3.

Proposal 2, page 8

3. Refer to comments 3 and 5 in our May 22, 2017 letter. Move the part of the second paragraph relating to Exhibit A-1 so that it is presented under proposal 1.

Approval Required, page 9

4. Refer to comments 1 and 3 in our May 22, 2017 letter. Revise this subsection, including the recommendation of the board of directors, so that it is presented under each increased capital proposal.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have questions about the comment.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

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